TITAN INTERNATIONAL, INC.

September 11, 2015

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:    Titan International, Inc.
Form 10-K for the Year ended December 31, 2014
Filed February 26, 2015
File No. 1-12936

Dear Mr. Cash,

We have received your letter dated August 28, 2015, regarding the review of the above mentioned filing of Titan International, Inc. (the “Company”). Please see the attached Exhibit A for the Company’s responses to your letter.

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact John Hrudicka at 217-228-6882 or Mike Troyanovich at 217-221-4389 if you have any questions concerning the Company’s response.

Sincerely,

/s/ John Hrudicka	/s/ Michael G. Troyanovich
John Hrudicka	Michael G. Troyanovich
Chief Financial Officer	Secretary
and General Counsel

EXHIBIT A - COMMENTS & RESPONSES

Form 10-K for the Year Ended December 31, 2014

General

1.
In your Form 8-K filed on February 26, 2015, you indicate that you removed approximately 2,000 employees plus numerous temporary workers during 2014, and that the cost of removal was recognized in 2014. It is not clear to us where this information is disclosed in your Form 10-K. Please advise. Also, please help us understand how you complied with the disclosure requirements of ASC 420-10-50-1.

Response to comment 1:

Titan International, Inc. (“Titan” or the “Company”) indicated the removal of approximately 2,000 employees during 2014 in the Company’s Form 8-K filed on February 26, 2015. Over half of these reductions occurred at the Company’s Voltyre-Prom facility in Russia which was acquired in late 2013. At the date of acquisition, this plant was much less efficient than the Company’s other manufacturing plants. During 2014, the Company worked to improve the efficiency of the Voltyre-Prom facility. Improvements made resulted in the reduction of over 1,000 employees at the Voltyre-Prom facility. The reductions at the Voltyre-Prom facility reduced costs as compared to the previous year to a lesser degree than other reductions as this plant was acquired in late 2013 and has a lower wage rate than most of the Company’s other facilities.

The Company’s sales decreased over 12% from 2013 to 2014. If you remove the sales of the recently acquired Voltyre-Prom facility, sales decreased over 16%. The remaining employee reductions were spread across the Company’s other facilities and resulted from the decreased sales. Some of these reductions were the result of normal attrition without replacement.

In the Company’s 2014 Form 10-K it was noted on page 9 that the Company employed approximately 6,500 people, which is a reduction of 2,000 from the 8,500 people noted on page 8 of the 2013 Form 10-K. The reduced salary based on reduced sales would be an expected part of the change in cost of sales which would not necessarily be individually disclosed.

No severance was paid to employees removed in the US as a result of the sales decline. In some foreign countries, severance was paid as required by local statute. ASC 420-10-15-3a notes the guidance is applicable to “Termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement”. The Company notes that payments required by local statute would be an ongoing benefit arrangement and ASC 420 would not be applicable. The Company accounted for the severance required by local statute in accordance with the guidance of ASC 712 Compensation-Nonretirement Postemployment Benefits.

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates - Product Warranties, page 24

2.
Please revise future filings to disclose the amount of warranty expense you recorded during each period presented and to discuss how you determined these amounts, and address the specific facts and circumstances that have led to material declines in your expense in the most recent year and current interim periods.

A-1

Response to comment 2:

In future filings the Company will disclose the amount of warranty expense recorded during each period presented in the Critical Accounting Estimates section of Management’s Discussion and Analysis. The Company will also discuss how these amounts were determined and address the specific facts and circumstances that have led to material declines in Titan’s most recent year and current interim periods.

Results of Operations, page 25

3.
We note the material negative trends in consolidated and certain segment sales during 2014 and the current interim periods. Please revise future annual and quarterly filings to more fully disclose and discuss the reasons for the negative trends and address the extent to which they relate to your industry by disclosing an estimate of your market share during each period presented. In addition, please review future annual and quarterly filings to separately disclose and discuss changes in OEM sales and after-market sales, to the extent material, and to address the impact that percentage change in such sales relative to total sales have on your results of operations.

Response to comment 3:

In future annual and quarterly filings the Company will separately discuss changes in OEM and after-market sales, to the extent material. The Company will also address the impact that percentage change in such sales relative to Titan’s total sales has on the Company’s results of operations when material.

The Company notes that there is no reliable source of information for market share in the industries in which it operates. Any information which is available is published annually and would not be available on timely basis for inclusion in the Company’s Form 10-K. Also, any information on market share which is available is not considered to be reliable as the information is compiled by industry magazines and based on self-reported, unaudited numbers.

Item 15 - Exhibits and Financial Statement Schedules

Note 2. Mining Asset Impairment and Inventory Writedown, page F-12

4.
We note you recorded an asset impairment and inventory writedown of $23.2 million and $16.7 million, respectively. It appears to us that your related disclosures may not provide investors with sufficient information about management’s insights and assumptions with regard to how you determined these amounts and how you assessed the recoverability of any remaining asset balances. In future filings, please provide qualitative and quantitative descriptions of the key assumptions you use to determine material impairments you record and provide a related sensitivity analysis. Please also expand your disclosures in future filings to address the level at which you assess long-lived assets for impairment and to provide information regarding known trends, uncertainties or other factors that could reasonably likely result in additional material impairments in future periods.

Response to comment 4:

In future filings, the Company will provide qualitative and quantitative descriptions of the key assumptions used to determine material impairments recorded and provide a related sensitivity analysis. The Company will also expand disclosures in future filings to address the level at which long-lived assets are assessed for impairment and provide information regarding known trends, uncertainties, or other factors that could reasonably likely result in additional material impairments for future periods.

A-2